
September 25, 2023

Roland Kohl
Chief Executive Officer
Highway Holdings Ltd.
Suite 1801, Level 18, Landmark North 39 Lung Sum Avenue
Sheung Shui
New Territories, Hong Kong

      Re: Highway Holdings Ltd.
          Form 20-F for the Fiscal Year Ended March 31, 2023
          File No. 001-38490

Dear Roland Kohl:

We have reviewed your August 18, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Amendment No. 1 to Form 20-F for the Fiscal Year Ended March 31, 2023

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 2

1.   We note your statement that you reviewed your register of members and public filings made by your shareholders in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

2.   In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members' current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your

determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

3. We note that your disclosures pursuant to Items 16I(b)(2), (b)(3), and (b)(5) are provided for "the Company." Please note that Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures.

    - With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and provide the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities in your supplemental response.
    - With respect to (b)(3), please provide the ownership or control by governmental entities in mainland China as well as Hong Kong with respect to you and all of your consolidated foreign operating entities in your supplemental response.
    - With respect to (b)(5), please provide the required information for you and all of your consolidated foreign operating entities in your supplemental response.

4. With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included language that such disclosure is "to the Company's knowledge." Please supplementally confirm without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party.

Please contact Kyle Wiley at (202) 344-5791 or Jennifer Gowetski at (202) 551-3401 with any questions.

Sincerely,

Division of Corporation Finance
Disclosure Review Program

cc: Istvan Benko